Filed Pursuant to Rule 424(b)(3)
Registration No. 333-38061
GAS NATURAL INC.
Supplement to Dividend Reinvestment Plan Prospectus
This supplement updates certain information contained in our dividend reinvestment plan (DRIP) prospectus dated October 10, 1997 and updated May 15, 2006. On July 9, 2010, we completed our reincorporation from Montana to Ohio and changed our name from Energy, Inc. to Gas Natural Inc. As a result, our DRIP is now the Gas Natural Inc. Dividend Reinvestment Plan. All references in the prospectus to the company are modified to refer to Gas Natural Inc.
Please note that the rights of shareholders holding certificated shares under currently outstanding stock certificates and the number of shares represented by those certificates will not change. The reincorporation and name change will not affect the validity or transferability of any currently outstanding stock certificates nor will it be necessary for shareholders with certificated shares to surrender or exchange any stock certificates they currently hold as a result of the reincorporation and name change. Uncertificated shares currently held in direct registration accounts and any new stock certificates that are issued as of or after July 9, 2010 will bear the name Gas Natural Inc. The terms and conditions of the DRIP will not be affected by the reincorporation or name change.
The date of this supplement is July 23, 2010